Connecting speech-language pathologists and clients



 easyslp.com   Garden City, NY   in   f   ⊙

Highlights

(1) Convenient marketplace to find speech-language pathologists (SLPs)

(2) Free membership platform for SLPs to join

(3) We've partnered with KiwiTech for our technology development needs

(4) We have over 40 years of combined experience in the field of speech-language pathology

(5) Over 100 licensed therapists registered on the platform

(6) We registered over 150 licenses to practice in over 40 states

(7) Over 40 million people are in need of SLP services- this number is expected to increase

(8) TAM estimated to be $25 billion

Featured Investor

Kaitlyn O'Grady [Follow]   Invested $20,000 ⓘ
Syndicate Lead

"I am writing to express my enthusiastic endorsement for the innovative new platform, EasySLP, which has recently launched to serve the speech-language pathology community. As a mother and a friend, I have witnessed firsthand the

challenges faced by both clients seeking therapy and therapists striving to reach those in need. EasySLP is a game-changer in this essential healthcare sector. EasySLP is designed to seamlessly connect SLP therapists with clients while considering the specific needs of the client and the expertise of the therapist and to address/manage the billing process including any regulatory requirements or disclosures. This tailored and comprehensive approach not only streamlines the process of finding the right therapist or clients but also significantly enhances the effectiveness of the therapy received and likelihood of continued use of service. Given the growing demand for specialized and accessible speech-language therapy services, EasySLP not only fills a crucial gap but also presents a robust investment opportunity. Their approach not only capitalizes on the current trends in healthcare technology but also addresses the essential, underserved needs of countless individuals. It serves a market that is not subject to seasonality and has consistent demand. I have every confidence in Jessica Mondillo, the founder of EasySLP, and her vision, dedication and capability to execute. Her deep expertise in the SLP field and commitment to creating a product that works, positions EasySLP to profoundly impact this industry. Investing in EasySLP is not just an investment in a company but in a future where speech and language therapy is more accessible, efficient, and effective. I am honored to be a part of this exciting opportunity. I believe that EasySLP represents a significant step forward for the healthcare sector and would be a valuable addition to any investment portfolio."

Our Team



Jessica Mondillo Founder, CEO

Jessica is a licensed NY Speech Language Pathologist with a Master's in Communication Disorders from Adelphi University. Her experience in the field includes public schools, agencies, and private practice. She is a mom to 3 children.



Emily Wood CMO

Emily has almost a decade of hands-on marketing experience. Viewing herself as a true partner, she works closely with her clients to ensure marketing strategies are in alignment with the business trajectory and needs.



Rebecca Warren Advisor

Rebecca is a NC based SLP and mom of two children. She is an Augmentative and Alternative Communication (AAC) Specialist who works primarily in educational settings. She earned her Master's in Speech Language Pathology from Hofstra University.



Kimiko Vecchione Advisor

Kimiko has worked in IT professional services for over 15 years. She specializes in helping organizations succeed through leadership in digital operations, strategy, transformation, and change management.



Linnea McAfoose Advisor

Linnea is an SLP with 32 years of clinical experience. She's presented nationally and internationally on the use of AAC and coached in classrooms and programs in the United States and numerous countries worldwide.

EasySLP: The SLP & client solution

EasySLP is a telehealth platform specific to speech-language pathology. The idea for EasySLP was conceived from a combination of factors: the underserved student population of NYC public schools, the pandemic shifting speech services to telehealth models, and the need for licensed speech-language pathologists (SLPs) to be able to source and virtually serve clients.



**CONNECTING
SPEECH-LANGUAGE
PATHOLOGISTS
AND CLIENTS**

MEET THE TEAM









Jessica Mondillo
Founder & CEO

Emily Wood
CMO

KiwiTech
Dev Partner

Meet the team and learn about the roles and responsibilities for each!

Jessica's Roles:

- Sourcing therapists

- Therapist onboarding & relationship management

- Payment processing

- Business Development (nonprofits, pediatrician's offices, clinics, etc)

- Managing customer service & HR Product Owner (Management, Direction, Testing, etc.) Social Media management

Emily's Roles:

- Client onboarding and marketing solutions Creating Google & Microsoft Ad campaigns Management of landing pages Client email campaign

KiwiTech's Roles:

- Developing technology solutions and updates as EasySLP expands capabilities & functionalities

EASYSLP ADVISORY BOARD





**LINNEA MCAFOOSE,
MA, CCC-SLP**

**REBECCA WARREN,
MA, CCC-SLP**

**KIMIKO
VECCHIONE**

EasySLP's Advisory Board assists in making key decisions for growth and development.



The $25 billion
SLP problem
needs a place.

$25b is the estimate for the TAM in the speech-language pathology space. There are 40 million people in need of speech/language services. 40 million people multiplied by $50/session over 3 months of therapy (this is the low end of receiving services) at 1-2x/week results in $24b. Evaluations, which can cost between $100-$400 each, account for the estimated additional $1b.



ABOUT EASYSLP

EasySLP as an MVP is an iOS based free membership platform for speech-language pathologists (SLPs) to join, market their services, and provide HIPAA compliant therapy sessions.

It is a marketplace for clients to choose their own SLP and attend HIPAA-compliant therapy sessions. Currently, speech therapy sessions are all private pay as you go.

receiving services) at 1-2x/week results in $24b. Evaluations, which can cost between $100-$400 each, account for the estimated additional $1b.





ABOUT EASYSLP

EasySLP as an MVP is an iOS based free membership platform for speech-language pathologists (SLPs) to join, market their services, and provide HIPAA compliant therapy sessions.

It is a marketplace for clients to choose their own SLP and attend HIPAA-compliant therapy sessions. Currently, speech therapy sessions are all private pay as you go.

01 Therapist Registration
A therapist registers and sets their individual rate

02 Client Matching
Clients answer a questionnaire & are matched to therapists based on responses

03 Payment Processing
EasySLP collects additional 20% of therapist rate



CURRENT BUSINESS MODEL

EasySLP's current MVP model

PRODUCT OBJECTIVES



1 To become the consolidated space for individuals to access an SLP virtually or in person

2 To become a consolidated provider to school districts, hospitals, and other centralized entities providing speech therapy

3 To incorporate other therapy providers onto the platform such as OT and PT services

EasySLP's future product objectives are described above.

PRODUCT ROADMAP



1. Launch current MVP private pay model in New York State and attain 500 sessions: Q3 2024

2. Partner with non profits/pediatrician's offices to provide virtual services: Q3'24-Q4'24

3. Partner with clinics and local in person therapists to incorporate referral model: Q4'24-Q1'25

4. Partner with school districts/centralized providers for virtual or in person services: Q3'25-Q4'25

5. Incorporate additional therapies onto the platform-OT/PT: Q4'25 -Q1'26

6. EasySLP as a private label solution for multiple service providers: Q1'26-beyond



	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
SLP Sessions	500	1500	3500	10000	20000
SLP Fees ($50/session)	$ 25,000	$ 75,000	$ 175,000	$ 500,000	$ 1,000,000
EasySLP Net Revenues	$ 5,000	$ 15,000	$ 35,000	$ 100,000	$ 200,000

Future projections are not guaranteed

Our first pilot program will be conducted in NY State, where we aim to attain 500 sessions by the end of Q3 2024. Our net revenues are based upon our 20% fee on $50/30 minutes of therapy. It is important to note that sessions do not equal users. Typically, clients attend speech therapy 1-2x/week and for at least 3 months. As we expand our pilot across other states, we plan to reach 20,000 sessions by the end of Q3 2025.





SESSIONS (AVG $50/SESSION)

Future projections are not guaranteed

EasySLP is predicting to breakeven at 5,000 sessions based on $50/30 min session of therapy. It is important to note that this graph reflects our current MVP business model, and does not account for future additional revenue streams outlined in our product roadmap.

OUR COMPETITORS



EasySLP has 3 main competitors in the virtual space.

SESSIONS (AVG $50/SESSION)



Future projections are not guaranteed

EasySLP is predicting to breakeven at 5,000 sessions based on $50/30 min session of therapy. It is important to note that this graph reflects our current MVP business model, and does not account for future additional revenue streams outlined in our product roadmap.

OUR COMPETITORS



EasySLP has 3 main competitors in the virtual space.

OUR ASK



250k Seed round target

$3.35M Valuation cap under a SAFE

$500 Minimum Investment

Our raise will be done under a SAFE- Simple Agreement for Future Equity. SAFEs convert into equity at a future financing event.

The valuation cap sets a maximum company valuation for the purpose of conversion. Our seed round target will assist EasySLP in reaching our breakeven point of 5,000 sessions (based on our current MVP model).

Under this agreement, investors would make money when the equity can be sold in an acquisition, merger, or IPO.

Future projections are not guaranteed.

FUNDING PLAN
REACH 500+ SESSIONS & BREAKEVEN



Operating Costs & Incidentals $75,000
Tech Dev $75,000
Marketing $45,000
Sales $55,000

Our Seed Round will make us the platform that has everything in one place to find both virtual and in person therapy needs. With the funds raised through this round, we plan on:

- Launching our go to market plan. We will be onboarding clients to the platform and matching them to therapists specific to their needs.

- Expanding our matching capabilities to not only telehealth services, but to local and in person therapists/clinics.

- Variating time slots for therapy to include virtual evaluations.

- Improving the therapist/client user experience.

- Expanding our capabilities beyond iOS to include web-based services.

- Creating strategic partnerships with entities in need of our technology services.

- Streamline our backend services.

- Hire additional team members.

FUTURE TEAM ROLES



 **Social Media Manager**



 **Head of Technology / Product Owner**

 **SEO Specialist**

Customer Success



Sales

As EasySLP expands capabilities, we plan on hiring these future team roles.

C O N T A C T
Get in Touch



You can check our website out at https://easyslp.com